Switchback Energy Acquisition Corporation

5949 Sherry Lane, Suite 1010

Dallas, TX 75225

December 4, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Switchback Energy Acquisition Corporation

Registration Statement on Form S-4
Filed October 19, 2020
File No. 333-249549

Ladies and Gentlemen:

Set forth below are the responses of Switchback Energy Acquisition Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 12, 2020, with respect to the Registration Statement on Form S-4, File No. 333-249549, filed with the Commission on October 19, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please disclose the total number of shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the prospectus cover page of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

December 4, 2020

Summary Term Sheet, page ix

2.	We note your disclosure that the PIPE Investors will be purchasing 22,500,000 shares of Class A Common Stock for $10.00 per share. Please revise your disclosure to state the value of the 22,500,000 shares based on the most recent trading price of the Class A Common Stock.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page ix of the Amended Registration Statement in response to the Staff’s comment.

The Business Combination

Background of the Business Combination, page 116

3.	We note your disclosure that the Switchback Board ultimately determined ChargePoint was the most attractive potential transaction partner. Please revise to clarify the timing of this decision. Please provide more detail regarding any substantive discussions with the other potential acquisition targets that you considered.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 119 and 120 of the Amended Registration Statement in response to the Staff’s comment.

4.	Similarly, we note your disclosure on page 117 that ChargePoint received a number of unsolicited inquires from other SPACs. Please revise to explain whether and to what extent ChargePoint discussed potential transactions with other entities.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 120, 121 and 122 of the Amended Registration Statement in response to the Staff’s comment.

Proposal Nos. 2 - 6 -- The Charter Proposals, page 148

5.	We note that Proposal No. 6 relates to “certain other changes” that the Switchback Board deems appropriate for a public operating company. Please provide more information with respect to the changes to be made if this proposal is approved.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the prospectus cover page and pages xi, xii, 2, 6, 23, 28, 118 and 153 of the Amended Registration Statement to expand its description of Proposal No. 6 and more specifically describe which changes to the Proposed Second A&R Charter the Switchback Board deems appropriate for the Company’s transition from a special purpose acquisition company to a public operating company.

* * * * *

Securities and Exchange Commission

December 4, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

Switchback Energy Acquisition Corporation

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Chief Commercial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Rex S. Jackson, ChargePoint, Inc.

David T. Young, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP